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                                                                       EXHIBIT 1
                                                                    NEWS RELEASE


      PHILIP SERVICES U.S. PLAN OF REORGANIZATION APPROVED UNDER CHAPTER 11

Hamilton, Ontario, November 30, 1999: Philip Services Corp. (TSE/ME: PHV) today announced that its U.S. Plan of Reorganization has been confirmed under Chapter 11 of the U.S. Bankruptcy Code. The Company has already received approval under the Companies Creditors' Arrangement Act ("CCAA") for its Canadian Amended and Restated Plan of Compromise and Arrangement. With confirmation in both the Canadian and U.S. Courts, Philip will undertake the legal and administrative steps necessary over the next month to implement its Plan of Reorganization.

The Company has received a commitment from Foothill Capital Corporation to provide a US$175 million exit working capital facility. The commitment is subject to customary closing conditions and completion of documentation. The facility will support Philip's ongoing working capital requirements over the next thirty months. Obtaining the exit working capital commitment was the last step necessary for Philip to seek final confirmation under Chapter 11.

"This final U.S. Court approval is a milestone event for Philip Services," said Anthony Fernandes, President and Chief Executive Officer. "We have conquered many challenges and we are a stronger, more unified company because of it. Now we are going to tap this collective talent so that we can realize our potential. With the approval of both Courts our management team and all our employees can now focus their energy on building a profitable company."

As part of final Plan implementation, Philip will convert existing secured debt of US$1 billion into US$250 million in secured debt and US$100 million in convertible payment-in-kind notes. Over US$140 million in existing unsecured debt will be converted into US$48 million in payment-in-kind notes and US$18 million in convertible payment-in-kind notes. Upon final Plan implementation, 24 million shares will be issued by Philip Services (Delaware), Inc. on a pro rata basis to its secured lenders (91%), unsecured creditors (5%), class action claimants (1.5%), other equity claimants (0.5%) and existing shareholders (2%). Shareholders of record on the date of Plan implementation will receive their pro rata share of 480,000 common shares of the restructured Company, or one share for every 273 shares held.

Philip Services is an integrated metals recovery and industrial services company with operations throughout the United States, Canada and Europe. Philip provides diversified metals services, together with by-products management and industrial outsourcing services, to all major industry sectors.

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Contact: Lynda Kuhn
         VP Public Affairs
         (905) 540-6658